As filed with the Securities and Exchange Commission on May 3, 2011
Registration No. 333- 170459

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1
ON
FORM S-1
TO
FORM F-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

STELLAR PHARMACEUTICALS INC.
(Exact Name of Registrant as Specified in its Charter)

Ontario	2834	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
544 Egerton Street
London, Ontario  N5W 3Z8
(519) 434-1540
(Address and telephone number of Principal Executive Offices)

Arnold Tenney
Chairman of the Board and Interim Chief Executive Officer
Stellar Pharmaceuticals Inc.
544 Egerton Street
London, Ontario  N5W 3Z8
(519) 434-1540
(Name, address and telephone number of agent for service)

Copy to:

Daniel A. Etna, Esq. Stephen E. Fox, Esq. Herrick, Feinstein LLP 2 Park Avenue New York, New York 10016 (212) 592-1400	Eric R. Roblin, Esq. Fogler, Rubinoff LLP 95 Wellington Street West Suite 1200 Toronto-Dominion Centre Toronto, Ontario M5J 229 (416) 864-9700
Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☑

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be registered(1)		Proposed Maximum Offering Price per Unit		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Shares, no par value	2,500,000	(2)	$2.81	(3)	$7,025,000	$500.89	(4)
Common Shares, no par value	25,000		$.675	(5)	$16,875	$1.96
Total						$502.85	(6)

(1)
Pursuant to Rule 416 under the Securities Act of 1933, this registration statement will cover such indeterminate number of the registrant’s common shares that may be issued with respect to share splits, share dividends and similar transactions.

(2)	Includes 500,000 Common Shares underlying Series 1 Warrants, 500,000 Common Shares underlying Series 2 Warrants and 500,000 Common Shares underlying Series 3 Warrants.
(3)
Estimated solely for the purpose of calculating the registration fee and, pursuant to Rule 457(c) under the Securities Act, computed based upon the average of the high and low selling prices per share of the registrant’s common shares on November 4, 2010 on the OTC Bulletin Board.

(4)	This registration fee was previously paid with the initial filing of this registration statement on November 8, 2010.
(5)
Estimated solely for the purpose of calculating the registration fee and, pursuant to Rule 475(c) under the Securities Act, computed based upon the average of the high and the low selling prices per share of the registrant’s shares on April 29, 2011 on the OTCQB Market.

(6)	Of such registration fee, $500.89 was previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities or accept an offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

Subject to Completion, dated May 3, 2011

Preliminary Prospectus

STELLAR PHARMACEUTICALS INC.

2,525,000 Common Shares

This prospectus relates solely to the resale or other disposition by the selling shareholders identified in this prospectus of up to an aggregate of 2,525,000 common shares, consisting of (i) 1,025,000 common shares and (ii) 1,500,000 common shares issuable upon the exercise of warrants.

The selling shareholders may, from time to time, sell, transfer, or otherwise dispose of any or all of their common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” for additional information.

We are not offering any common shares for sale under this prospectus, and we will not receive any of the proceeds from the sale or other disposition of the common shares covered hereby. However, if all of the warrants were exercised for cash, we would receive gross proceeds of approximately $3,000,000. See “Use of Proceeds” for additional information.

Our common shares are traded on the OTCQB Market under the symbol “SLXCF.” On April 29, 2011 , the last reported sale price for our common shares on the OTCQB Market was $0.69 per share.

Our business and an investment in our securities involve significant risks. You should read the section entitled “Risk Factors” commencing on page 4 of this prospectus before investing in our securities.

__________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

, 2011

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You should read this prospectus and the information and documents we have incorporated by reference into the prospectus carefully because these documents contain important information you should consider when making your investment decision. See “Where You Can Find Additional Information.”

You should rely only on the information provided in this prospectus and the information and documents incorporated by reference into this prospectus. We have not, and the selling shareholders have not, authorized anyone to provide you with different information. This prospectus is not an offer to sell these securities, and the selling shareholders are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common shares. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

Unless otherwise indicated, all references in this prospectus to “$” or “dollars” are to U.S. dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States.

References in this prospectus to “Stellar,” “we”, “us”, and “our” refer to Stellar Pharmaceuticals Inc. and our subsidiaries, unless otherwise specified.

Forward-Looking Statements

Readers are cautioned that actual results may differ materially from the results projected in any “forward-looking” statements included or incorporated by reference in this prospectus, which involve a number of risks or uncertainties. Forward-looking statements are statements that are not historical facts, and include statements regarding our planned research and development programs, anticipated future losses, revenues and market shares, planned clinical trials, expected future expenditures, any intention to raise new financing, sufficiency of working capital for continued operations, and other statements regarding anticipated future events and our anticipated future performance. Forward-looking statements generally can be identified by the words “expected”, “intends”, “anticipates”, “feels”, “continues”, “planned”, “plans”, “potential”, “with a view to”, and similar expressions or variations thereon, or that events or conditions “will”, “may”, “could” or “should” occur, or comparable terminology referring to future events or results.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those listed under the section entitled “Risk Factors” in this prospectus, any of which could cause actual results to vary materially from current results or our anticipated future results. We assume no responsibility to update the information contained herein or incorporated herein by reference.

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PROSPECTUS SUMMARY

This summary may not contain all the information that you should consider before investing in our securities. You should carefully read the entire prospectus, including the information included in the “Risk Factors” section, as well as our consolidated financial statements, notes to the consolidated financial statements and the other information incorporated by reference into this prospectus, as well as the exhibits to the registration statement of which this prospectus is a part, before making an investment decision.

Stellar Pharmaceuticals Inc.

We are a Canadian pharmaceutical company involved in the development and marketing of high quality, cost-effective, polysaccharide-based therapeutic products used in the treatment of osteoarthritis and certain types of cystitis. We intend to develop additional healthcare products aimed at niche pharmaceutical markets. Our product development strategy focuses on seeking novel applications in markets where our products demonstrate true cost effective therapeutic advantages. We also intend to build revenues through out-licensing our products and in-licensing other products for Canada and international markets that are focused on similar niche markets.

We have developed and currently market the following three medical products: (a) NeoVisc; (b) NeoVisc Single Dose; and (c) Uracyst. NeoVisc, a three injection series, and NeoVisc Single Dose, a single injection of high molecular weight, sodium hyaluronate therapy, were developed to provide cost-effective alternative treatments to the over 3 million Canadians believed to be suffering from osteoarthritis. Uracyst, a chondroitin sulfate-based therapy, was developed to provide symptomatic relief to patients with glycosaminoglycan deficient cystitis, or defects in the urinary bladder lining, such as interstitial cystitis / painful bladder syndrome. Each of these products has received regulatory approval in Canada. Uracyst is patented in the United States and in Canada with international patents pending.

We market our products in Canada through our own sales force and currently has licensing agreements for the distribution of its products in over 58 countries. Our focus on product development continues to be two-fold, utilizing in-licensing and out-licensing for immediate impact on our revenue stream. These activities enable us to fund our own in-house product development for future growth and stability. We, through our out-licensing partners, conduct clinical trials where necessary, to obtain the required regulatory approvals for our products in international markets.

Corporate Information

We were incorporated in the Province of Ontario in 1994 as Stellar International Inc. and our name was changed to Stellar Pharmaceuticals Inc. in 2004. Our principal executive offices are located at 544 Egerton Street, London, Ontario N5W 3Z8, and our telephone number is (519) 434-1540. Our website address is www.stellarpharma.com. The information found on, or accessible through, our website is not a part of this prospectus.

Capital Raise

On October 11, 2010, we announced that we completed a non-brokered private placement consisting of 1,000,000 units at a price of $1.00 per unit for gross proceeds of $1,000,000. Each unit consists of one Stellar common share and one-half of a series 1 warrant, one-half of a series 2 warrant and one-half of a series 3 warrant. Each whole series 1 warrant entitles the holder to acquire one common share during a period of 18 months from the closing date of October 8, 2010 at an exercise price of $1.50, subject to adjustment as set forth in the series 1 warrant. Each whole series 2 warrant entitles the holder to acquire one common share during a period of 18 months from the closing date at an exercise price of $2.00, subject to adjustment as set forth in the series 2 warrant. Each whole series 3 warrant entitles the holder to acquire one common share during a period of 18 months from the closing date at an exercise price of $2.50, subject to adjustment as set forth in the Series 3 Warrant. The warrants are subject to anti-dilution provisions. In establishing the pricing for the units, the market price of our common shares in effect at the time of the private placement negotiations was considered.

In the event that we at any time prior to the expiry of the warrants, issue any of our common shares or securities convertible into common shares to a person other than the holders of the warrants (except (i) pursuant to options, warrants, or other obligations to issue shares outstanding on the closing date as disclosed in our SEC filings; (ii) pursuant to options that may be issued under any management incentive stock option and/or any qualified stock option plan we adopted, or (iii) pursuant to an acquisition by us, whether structured as an asset purchase, stock purchase or merger) for a consideration per share less than the applicable exercise price in effect at the time of such issuance, then the exercise price will be reset, pro rata to reflect such lower issue price, at the time of issuance of such securities.

The proceeds from the private placement will be used for general working capital. In connection with the private placement, we granted registration rights to the investors in the private placement. Pursuant to these registration rights, we agreed to file a registration statement with the SEC no later than 30 days following the issuance date of the warrants, or November 8, 2010, to register the shares and the shares issuable upon exercise of the warrants. The registration statement of which this prospectus is a part was filed to satisfy this obligation. In addition, if the registration statement is not declared effective by the SEC within 120 days of the closing of the Private Placement, or February 5, 2011, or in the event that we do not maintain the effectiveness of the registration statement (subject to certain allowed delays), we will be required to issue to the selling shareholders additional common shares that shall be equal to 0.5% of the total number of registrable securities held by such selling shareholders for each 30-day period after the month in which the default took place until cured or all of the registrable securities may be sold in one three month period pursuant to the provisions of Rule 144, up to a maximum of 2.5% of the total number of registrable securities. As we were unable to cause the registration statement to be declared effective by February 5, 2011, as of March 31, 2011, we became obligated to issue to the selling shareholders an aggregate of 12,500 additional common shares, and as of April 29, 2011, we became obligated to issue to the selling shareholders an aggregate of 12,500 additional common shares.

The above description of the private placement and the warrants are qualified in its entirety by reference to the private placement documents, which are filed as exhibits to the registration statement of which this prospectus is a part.

The Offering

Common shares offered for sale by the selling shareholders	2,525,000 common shares(1)

Common shares to be outstanding assuming all of the shares covered hereby are sold	26,110,040 common shares(2)

Use of proceeds
We will not receive any of the proceeds from the sale of the common shares offered in this prospectus. However, if all of the warrants were exercised for cash, we would receive gross proceeds of approximately $3,000,000.

Risk factors	An investment in our common shares involves certain risks, which should be carefully considered by prospective investors before investing in our common shares. See “Risk Factors.”
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(1)	Includes 1,500,000 common shares underlying our series 1 warrants, our series 2 warrants and our series 3 warrants.
(2)
The number of common shares shown to be outstanding is based on the number of common shares issued and outstanding as of April 29, 2011 , assuming full exercise of our series 1 warrants, series 2 warrants and series 3 warrants, collectively to purchase 1,500,000 common shares. It does not assume the full exercise of any other options, warrants or other of our securities convertible into our common shares that may be outstanding.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus and the information incorporated by reference into this prospectus, before deciding to invest in our securities. If any of the following risks occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common shares and the value of our other securities could decline and you could lose part or even all of your investment.

The commercial success of our existing products and any future products we bring to market depends upon the degree of market acceptance among physicians, patients and other decision makers.

The commercial success of our existing products, with respect to their current indications and for potential new indications, as well as other new products that we may bring to market in the future, will depend on their approval and acceptance by physicians, patients and other key decision-makers, the timing of regulatory review and approval, the receipt of additional marketing approvals, the scope of marketing approvals as reflected in the product’s label, the countries in which such approvals are obtained, the authorization of price and reimbursement in those countries where price and reimbursement is negotiated, and safety, efficacy, convenience and cost-effectiveness of our products as compared to competitive products.

If we are unable to commercialize any of our products successfully, there may be a material adverse effect on our revenues, financial condition and results of operations

If revenues generated by the sale of our products do not grow or if we cease to generate revenues, our profitability will be adversely affected.

We may not be able to grow our revenues as quickly as anticipated, or we may cease to generate revenues at current levels, due to some or all of the following factors, in addition to the other risks described elsewhere in this section:

●	If licensors and distributors of our products terminate or curtail their relationship with us;

●	if products that compete with our products are genericized or are otherwise reduced in price;

●	if the prescribing of treatments for the indications that our products treat is adversely affected;

●	if there are unanticipated adverse events experienced with our products not seen in clinical trials that impact a physician’s willingness to prescribe our products;

●
if issues arise from clinical trials being conducted for post marketing purposes or for registration in another country or if regulatory agencies in one country act in a way that raises concerns for regulatory agencies or for prescribers or patients in another country;

●	if patients, payors or physicians favor other treatments over our products;

●	if there are changes in reimbursement policies of third-party payors that adversely effect our company;

●	if government regulation is stricter for our products than for other treatments;

●	if planned geographical expansion into emerging markets is not successful; or

●	if the size of the patient populations for our products are less than expected or we fail to identify new patients for our products.

If we fail to grow our revenue, or if we cease to generate revenues at current levels, our profitability and financial condition could be adversely affected.

The failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for our products may impact future revenues and earnings.

Our revenues are partly dependent on the level of reimbursement by governmental reimbursement schemes for our products. Changes to governmental policy or practices could adversely affect our revenues, financial condition and results of operations. In addition, the reimbursement of treatment established by health care providers, private health insurers and other organizations, such as health maintenance organizations and managed care organizations, are under downward pressure and this, in turn, could impact on the prices at which we can sell our products.

The market for pharmaceutical products could be significantly influenced by the following, which could result in lower prices for our products and/or a reduced demand for our products:

●	the ongoing trend toward managed health care;

●	legislative proposals to reform health care and government insurance programs in many of the markets in which we compete; and

●	price controls and non-reimbursement of new and highly priced medicines for which the economic and therapeutic rationales are not established.

The prices for certain of our products may be high compared to other pharmaceutical products. We may encounter particular difficulty in obtaining satisfactory pricing and reimbursement for our products. The failure to obtain and maintain pricing and reimbursement at satisfactory levels for such products may adversely affect our revenues, financial condition and results of operations.

As pressures for cost containment increase, particularly in Canada, the United States and the EU, there can be no assurance that the prices we can charge for our products will be as favorable as historical pharmaceutical product prices. The listing of new products on large formularies, such as those of pharmaceutical benefit providers and group buying organizations, has become increasingly important. The failure of one or more products to be included on formulary lists, or to be reimbursed by government or managed care organizations, could have a negative impact on our revenues, financial condition and results of operation.

A disruption to the product supply chain may result in our being unable to continue marketing or developing a product or may result in our being unable to do so on a commercially viable basis.

We source our products from third party contractors. In the event of the failure of any third party contractor to comply with mandatory manufacturing standards in the countries in which we sell or intend to sell our products, or we suffer another form of disruption to the supply chain, we may experience a delay in supply or be unable to market or develop our products.

Additionally, in the event of financial failure of a third party contractor or the failure of the third party contractor to comply with its contractual obligations, we may experience a delay in supply or be unable to market our products. This could have a material adverse affect on our financial condition and results of operations.

There is no assurance that suppliers will continue to supply on commercially viable terms, in the quantities needed or be able to supply components that meet regulatory requirements.

We depend on the ability to procure active ingredients and special packaging materials from sources approved by regulatory authorities. As the marketing approval process requires manufacturers to specify their own proposed suppliers of active ingredients and special packaging materials in their applications, regulatory approval of a new supplier would be required if active ingredients or such packaging materials were no longer available from the supplier specified in the marketing approval. The need to qualify a new supplier could delay our development and commercialization efforts.

We depend upon a limited number of customers for our products, the loss of any of which would negatively impact our operations.

We have historically derived the majority of our revenues from a small number of major customers, although the composition of this group of customers has changed from year to year. In the event that one or more of these major customers significantly reduce or terminate their purchases of our products, our results of operations and financial condition could be materially affected. Furthermore, a significant portion of our product sales are made to major pharmaceutical wholesale distributors as well as to large pharmacies. Consequently, product sales and growth comparisons may be affected by fluctuations in the buying patterns of major distributors and other trade buyers. These fluctuations may result from seasonality, pricing, wholesaler buying decisions, or other factors.

In addition, our products are concentrated in a limited number of sufferers of osteoarthritis and certain types of cytosis. Changes in the buying patterns of those customers may have an adverse effect on our revenues, financial condition and results of operations.

Investigations or enforcement action by regulatory authorities or law enforcement agencies relating to our activities may result in the distraction of senior management, significant legal costs and the payment of substantial compensation or fines.

We engage in various marketing, promotional and educational activities pertaining to, as well as the sale of, pharmaceutical products in a number of jurisdictions around the world. The promotion, marketing and sale of pharmaceutical products is highly regulated and our operations are closely supervised by regulatory authorities and law enforcement agencies, including, in the U.S., the Department of Health and Human Services, the Food and Drug Administration, the Department of Justice and the Drug Enforcement Agency. Any inquiries or investigations into the operations of, or enforcement or other regulatory action against, us by such regulatory authorities could result in the distraction of senior management for prolonged periods of time, significant defense costs, substantial monetary penalties and require extensive government monitoring our activities in the future.

The outsourcing of services can create a significant dependency on third parties, the failure of whom can affect the ability to operate our business and to develop and market products.

We currently outsource the manufacturing of our products to third party contract manufacturers, located in Mississauga, Ontario and Kirkland, Quebec, and have otherwise entered into agreements with third parties for the provision of services and/or products to enable us to operate our business. Although we have taken several measures to control the quality and on-time delivery of our products by these manufacturers and other providers, we are unable to control all aspects of such third parties’ operations. If a supplier of a product or component discontinued or restricted such supply, or can no longer provide the service on the agreed-upon basis, our business may be harmed by the resulting delays and we may not be able to continue the development or commercialization of our products as planned or on a commercial basis. Additionally, we may not be able to establish or maintain good relationships with the suppliers. This could result in a material adverse affect on our business, financial condition and results of operations.

We have also entered into licensing agreements with a number of parties, of whom we depend upon to sell our licensed products – NeoVisc and Uracyst. Failure of our licensors to successfully sell our products would have a material adverse effect on our revenues, financial condition and results of operation. Additionally, there is a risk that, upon expiration or termination of a third party agreement, we may not be able to renew or extend the agreement with the third party as commercial interests may no longer coincide. In such circumstances, we may be unable to continue to develop or market our products as planned and could be required to abandon or divest a product line in a particular market.

Due to unfavorable European product pricing conditions, we were advised by Torrex Chiesi Pharma GmbH in January 2011 that it was considering whether to terminate its license and supply agreements with us. As an alternative to the termination of the agreements, we submitted a product pricing proposal to Torrex Chiesi, which is under review by them. We can give no assurance that Torrex Chiesi will accept the product pricing proposal in lieu of terminating the agreements. Sales of NeoVisc under our agreements with Torrex Chiesi accounted for approximately 4.4% of worldwide NeoVisc sales in 2010, and approximately 19.2% of worldwide NeoVisc sales in 2009.

In November 2010, Watson Pharma, Inc. issued a press release stating that, based on the results of a U.S. pilot test study evaluating Uracyst, Watson did not plan to allocate any additional resources to further pursue the Uracyst product development program, pursuant to a 15-year license we granted to them in December 2006. We are engaged in discussions with Watson seeking to effect a termination of the license agreements. There can be no assurance that we will reach agreement to terminate the agreements. Further, if we do terminate our relationship with Watson, there can be no assurance that we will secure a replacement product development sponsor for Uracyst products in the United States.

The failure of a strategic partner to develop and commercialize products could result in delays in approval or loss of revenue.

We enter into strategic partnerships with other companies in areas such as product development and sales and marketing. In these partnerships, we are sometimes dependent on our partner to deliver results. While these partnerships are supported by contracts, we may not exercise direct control. If a partner fails to perform or experiences financial difficulties, we may suffer a delay in the development, a delay in the approval or a reduction in sales or royalties of a product. See “—The outsourcing of services can create a significant dependency on third parties, the failure of whom can affect the ability to operate our business and to develop and market products” above.

The actions of governments, industry regulators and the economic environments in which we operate may adversely affect our ability to develop and market our products profitably.

Changes to laws or regulations impacting the pharmaceutical industry, in any country in which we conduct our business, may adversely impact our revenues, financial condition and results of operations.

The introduction of new products by competitors may impact future revenues.

The pharmaceutical industry is highly competitive and is characterized by rapidly changing technology. Many of our competitors and potential competitors have substantially greater product development capabilities, experience conducting clinical trials and financial, scientific, manufacturing, sales and marketing resources and experience than we do. There can be no assurance that we will continue to be able to compete with such companies or that developments by others will not render our products or technologies non-competitive or obsolete. In order to maintain and improve our position in the industry, we must continue to enhance our current products, develop or acquire new products and product extensions and implement a comprehensive international sales and distribution marketing strategy, of which we can give no assurance of success. Our competition comes from a variety of sources, including companies which target all, or a portion of our current product offerings. Also, many of our current and potential competitors may have greater name and brand recognition and more extensive customer bases that could be leveraged to gain market share to our detriment. In addition, competitors may be able to complete the regulatory approval process sooner than us, and therefore market their products earlier than we can market our products. If we are not able to compete effectively against current and future competitors, such failure may result in fewer customer orders, reduced gross margins and profitability and loss of market share, any of which would materially adversely affect us.

The pharmaceutical and biotechnology industries are also characterized by continuous product development and technological change. Our products could, therefore, be rendered obsolete or uneconomical, through the development of new products, technological advances in manufacturing or production by our competitors.

All of the foregoing could result in a material adverse affect on our business, financial condition and results of operations.

The successful development of pharmaceutical products is highly uncertain and requires significant expenditures and time.

Part of our business plan include developing and commercializing new products, which we expect will require time-consuming and costly research and development, the success of which cannot be assured. Further, products that appear promising in research or development may be delayed or fail to reach later stages of development or the market for several reasons, including:

●	preclinical or clinical tests may show the product to lack safety or efficacy;

●	delays may be caused by:

o	slow enrollment in clinical studies;

o	additional clinical supplies requirements;

o	extended length of time to achieve study endpoints;

o	additional time requirements for data analysis or dossier preparation;

o	discussions with regulatory agencies, including regulatory agency requests for additional preclinical or clinical data;

o	delays at regulatory agencies due to staffing or resource limitations; analysis of or changes to study design;

o	unexpected safety, efficacy, or manufacturing issues; and

o	shared control with collaborative partners in the planning and execution of the product development, scaling of the manufacturing process, or getting approval for manufacturing;

●	manufacturing issues, pricing, reimbursement issues, or other factors may render the product economically unviable;

●	the proprietary rights of others and their competing products and technologies may prevent the product from being developed or commercialized; and

●	failure to receive necessary regulatory approvals.

Success in preclinical and early clinical trials does not ensure that large-scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit, or prevent regulatory approvals. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict. If our large-scale or late state clinical trials for a planned product are not successful, we will not recover our investments in that product, which may be substantial.

In addition, even if the products receive regulatory approval, they remain subject to ongoing regulatory requirements, including, for example, obligations to conduct additional clinical trials or other non-clinical testing, changes to the product label, new or revised requirements for manufacturing, written notifications to physicians, or product recalls or withdrawals.

The failure to secure new products or compounds for development, either through in-licensing, acquisition or internal research and development efforts, may have an adverse impact on our future results.

Our future results will depend, to a significant extent, upon our ability to in-license, acquire or develop new products or compounds. We also expend significant resources on research and development. The failure to in-license or acquire new products or compounds, on a commercially viable basis, could have a material adverse effect on our revenues, financial condition and results of operations. The failure of these efforts to result in the development of products appropriate for testing in human clinical trials could have a material adverse effect on our revenues, financial condition and results of operations.

We may fail to obtain, maintain, enforce or defend the intellectual property rights required to conduct our business.

Our success depends upon our ability and the ability of our partners and licensors to protect our or their intellectual property rights. Where possible, our strategy is to register intellectual property rights, such as patents and trademarks. We also rely variously on trade secrets, unpatented know-how and technological innovations and contractual arrangements with third parties to maintain our competitive position.

Patents and patent applications covering a number of the technologies and processes owned or licensed to us have been granted, or are pending in various countries, including the U.S. and Canada.

We intend to enforce vigorously our patent rights and believe that our partners intend to enforce vigorously patent rights they have licensed to us. However, patent rights may not prevent other entities from developing, using or commercializing products that are similar or functionally equivalent to our products or technologies. Our patent rights may be successfully challenged in the future or laws providing such rights may be changed or withdrawn. We cannot assure investors that our patents and patent applications or those of our third party manufacturers will provide valid patent protection sufficiently broad to protect our products and technology or that such patents will not be challenged, revoked, invalidated, infringed or circumvented by third parties.

Additionally, our products, or the technologies or processes used to formulate or manufacture those products may now, or in the future, infringe the patent rights of third parties. It is also possible that third parties will obtain patent or other proprietary rights that might be necessary or useful for the development, manufacture or sale of our products. If third parties are the first to invent a particular product or technology, it is possible that those parties will obtain patent rights that will be sufficiently broad to prevent us or our strategic partners from developing, manufacturing or selling our products. We may need to obtain licenses for intellectual property rights from others to develop, manufacture and market commercially viable products and may not be able to obtain these licenses on commercially reasonable terms, if at all. In addition, any licensed patents or proprietary rights may not be valid and enforceable.

We also rely on trade secrets and other un-patented proprietary information, which we generally seeks to protect by confidentiality and nondisclosure agreements with our employees, consultants, advisors and partners. These agreements may not effectively prevent disclosure of confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of such information. If our employees, consultants or partners develop inventions or processes that may be applicable to our products under development, such inventions and processes will not necessarily become our property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. The failure to obtain or maintain patent and trade secret protection, for any reason, could allow other companies to make competing products and reduce our product sales.

We have filed applications to register various trademarks for use in connection with our products in various countries, including the U.S. and Canada, and intend to trademark new product names as new products are developed. These trademarks may not afford adequate protection or we may not have the financial resources to enforce any rights under any of these trademarks. Our inability to protect our trademarks because of successful third party claims to those trademarks could allow others to use our trademarks and dilute their value.

If a marketed product fails to work effectively or causes adverse side effects, this could result in damage to our reputation, the withdrawal of the product and legal action against us.

Unanticipated side effects or unfavorable publicity from complaints concerning any of our products, or those of our competitors, could have an adverse effect on our ability to obtain or maintain regulatory approvals or successfully market our products. The testing, manufacturing, marketing and sales of pharmaceutical products entails a risk of product liability claims, product recalls, litigation and associated adverse publicity. The cost of defending against such claims is expensive even when the claims are not merited. A successful product liability claim against us could require us to pay a substantial monetary award. If, in the absence of adequate insurance coverage, we do not have sufficient financial resources to satisfy a liability resulting from such a claim or to fund the legal defense of such a claim, it could become insolvent. Product liability insurance coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms. Although we carry product liability insurance, this coverage may not be adequate. In addition, it cannot be certain that insurance coverage for present or future products will be available. Moreover, an adverse judgment in a product liability suit, even if insured or eventually overturned on appeal, could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other products. Furthermore, litigation, regardless of its outcome, could divert management’s attention and resources from our operations.

Additionally, there can be no assurance that, despite testing by us and by regulatory agencies, defects will not be found in new products after commencement of commercial shipments. The occurrence of such defects could result in the loss of, or delay in, market acceptance of our products, which could have a material adverse effect on our revenues, financial condition and results of operation.

Loss of highly qualified personnel would have a material adverse effect on our business.

We are substantially dependent on the services of our key senior management personnel. The loss of the services of any key management employee would have a material adverse effect on our business. We do not maintain key man life insurance on the life of any of our officers. In addition, our future success will depend in part upon our continuing ability to hire, train, motivate and retain key senior management and skilled technical and marketing personnel. The market for qualified personnel has historically been, and we expect that it will continue to be, intensely competitive.

We are subject to risks relating to business activities with international accounts, any of which could adversely affect our business.

We are subject to a number of risks associated with international accounts that may increase our costs, lengthen sales cycles, and require significant management attention. International accounts carry certain risks associated with foreign currency fluctuations, exchange controls, uncertainties of laws and enforcement relating to the protection of intellectual property, and other factors, depending on the country involved. There can be no assurance that we will not experience these factors in the future, or that they will not have a material adverse affect on our business, results of operations or financial condition.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Our common shares are quoted on the OTCQB Market under the symbol SLXCF. On April 29, 2011 , the closing price of our common shares was $0.69 per share.

The following table provides the high and low market prices for our common shares for the periods indicated. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Ordinary Shares
	High	Low
Annual Market Prices
Year 2006	1.38	0.70
Year 2007	0.93	0.37
Year 2008	0.58	0.18
Year 2009	1.05	0.21
Year 2010	2.80	0.30

Quarterly Market Prices
First Quarter 2009	0.35	0.21
Second Quarter 2009	0.65	0.23
Third Quarter 2009	0.73	0.46
Fourth Quarter 2009	1.05	0.52

First Quarter 2010	1.05	0.72
Second Quarter 2010	1.22	0.75
Third Quarter 2010	1.08	0.83
Fourth Quarter 2010	3.00	0.30

First Quarter 2011	0.62	0.31
Second Quarter 2011 (through April 29, 2011)	0.72	0.47

As of April 29, 2011, there were approximately 41 shareholders of record of our common shares.  Such number does not include beneficial owners holding shares through nominee names.

We have not declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.

SELLING SHAREHOLDERS

We have prepared this prospectus to allow the selling shareholders or their donees, pledgees, transferees or other successors in interest to sell or otherwise dispose of, from time to time, up to an aggregate of 2,525,000 common shares consisting of (a) 1,025,000 common shares and (b) 1,500,000 common shares issuable upon the exercise of warrants. The table below presents:

●	information regarding the selling shareholders;

●	the common shares beneficially owned by each of them as of April 29, 2011 ;

●
the common shares that they may sell or otherwise dispose of from time to time under this prospectus - all of which relate to the common shares purchased in the private placement or issued pursuant to the registration rights agreement we have with the selling shareholders , and common shares underlying warrants acquired in the private placement; and

●	the percentage of our common shares each of the selling shareholders will own assuming all of the shares covered by this prospectus are sold by the selling shareholders.

We do not know when or in what amounts the selling shareholders may sell or otherwise dispose of the common shares covered hereby. The selling shareholders might not sell or dispose of any or all of the shares covered by this prospectus or may sell or dispose of some or all of the shares other than pursuant to this prospectus. Because the selling shareholders may not sell or otherwise dispose of some or all of the shares covered by this prospectus and because there are currently no agreements, arrangements or understandings with respect to the sale or other disposition of any of the shares that we are aware of, we cannot estimate the number of the shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that all of the common shares covered by this prospectus will be sold by the selling shareholders.

The information in the table is based on 24,610,040 shares outstanding as of April 29, 2011 and was prepared based on information supplied to us by the selling shareholders or that we believe to be correct . Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and generally includes voting or investment power with respect to securities and including any securities that grant the selling shareholders the right to acquire common shares within 60 days of April 29, 2011 . None of the selling shareholders (1) are broker-dealers or are affiliates of broker-dealers or (2) have within the past three years had any position, office or other material relationship with our company.

Name of Selling Shareholder	Shares Beneficially Owned Prior to the Offering	Number of Shares Offered Hereby	Number of Shares Beneficially Owned After the Offering (1)	Percent of Class Beneficially Owned After the Offering
JMW Fund, LLC (2)	641,250	631,250	10,000	*
San Gabriel Fund, LLC (3)	631,250	631,250	—	—
JPG Investments, LLC (4)	449,250	429,250	20,000	*
West Hampton Special Situations Fund, LLC (5)	252,500	252,500	—	—
River Bend Fund, LLC (6)	50,500	50,500	—	—
Arthur Kassoff (7)	70,500	50,500	20,000	*
Underwood Family Partners Ltd. (8)	50,500	50,500	—	—
Cynthia Kirby (9)	25,250	25,250	—	—
Gus Blass II (10)	126,250	126,250	—	—
Ivy Stewart Duggan, Jr. (11)	108,125	63,125	45,000	*
William Gordica (12)	113,625	113,625	—	—
David Eastman (13)	25,250	25,250	—	—
Kyle Oliver Miller (14)	26,750	25,250	1,500	*
Michael Skeehan (15)	25,250	25,250	—	—
Andrew C. Elliott (16)	25,250	25,250	—	—

__________
*   Represents beneficial ownership of less than 1% of our outstanding common shares.
(1)	Assuming that all securities offered are sold.
(2)
375,000 of such shares are issuable upon exercise of warrants. Does not include an additional 631,250 common shares and common shares underlying warrants held by San Gabriel Fund, LLC. Justin Yorke holds voting and investment control over the shares covered. Such person disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein. The address of the selling shareholder is 4 Richland Place, Pasadena, CA 91103.

(3)
375,000 of such shares are issuable upon exercise of warrants. Does not include an additional 641,250 common shares and common shares underlying warrants held by JMW Fund, LLC. Justin Yorke holds voting and investment control over the shares covered. Such person disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein. The address of the selling shareholder is 4 Richland Place, Pasadena, CA 91103.

(4)	255,000 of such shares are issuable upon exercise of warrants. The address of the selling shareholder is 4 Richland Place, Pasadena, CA 91103.
(5)
150,000 of such shares are issuable upon exercise of warrants. Charles Kirby holds voting and investment control over the shares covered. Such person disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein. The address of the selling shareholder is P.O. Box 3087, Greenwood Village, CO 80155-3087.

(6)
30,000 of such shares are issuable upon exercise of warrants. Amy Atkinson holds voting and investment control over the shares covered. Such person disclaims beneficial ownership of the shares, except to the extent of her pecuniary interest therein. The address of the selling shareholder is 5825 E. Irish Place, Centennial, CO 80112.

(7)	30,000 of such shares are issuable upon exercise of warrants.
(8)
30,000 of such shares are issuable upon exercise of warrants. L. Michael Underwood holds voting and investment control over the shares covered. Such person disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein. The address of the selling shareholder is 5 Eagle Pointe Lane, Castle Rock, CO 80108.

(9)	15,000 of such shares are issuable upon exercise of warrants.
(10)	75,000 of such shares are issuable upon exercise of warrants.
(11)	37,500 of such shares are issuable upon exercise of warrants.
(12)	67,500 of such shares are issuable upon exercise of warrants.
(13)	15,000 of such shares are issuable upon exercise of warrants.
(14)	15,000 of such shares are issuable upon exercise of warrants.
(15)	15,000 of such shares are issuable upon exercise of warrants.
(16)	15,000 of such shares are issuable upon exercise of warrants.

PLAN OF DISTRIBUTION

The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling common shares or interests in common shares received after the date of this prospectus from a selling shareholders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares or interests in common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted by applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the common shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling shareholders may also sell common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common shares offered by them will be the purchase price of the common shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the common shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

TRANSACTIONS WITH RELATED PERSONS

In February 2008, we entered into a fiscal advisory and consulting agreement with LMT Financial Inc., a company beneficially owned by Mr. Tenney, a director, and his spouse, for services to be provided in the normal course of business. Mr. Tenney currently serves as our Chairman of the Board and Interim Chief Executive Officer. In consideration for services provided under this agreement, LMT Financial earned a fee of $72,000 (Cdn.) in each of 2008 and 2009, and $78,600 (Cdn.) in 2010.

DIRECTOR INDEPENDENCE

Canadian National Instrument 58-101, “Disclosure of Corporate Governance Practices” requires us to disclose annually certain information concerning our corporate governance practices, which we disclose in the Proxy Statement for our annual meeting of shareholders.

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the company. A “material relationship” is in turn defined as a relationship which could, in the view of our Board of Directors, be reasonably expected to interfere with such member’s independent judgment. Our Board of Directors is currently comprised of five members; one member of which, our Board of Directors has determined is not “independent” within the meaning of NI 58-101 and the remaining four directors are considered to be independent. We do not include a copy of these independence rules on our website, but will make them available to any shareholder upon request.

Mr. Tenney is not considered “independent” as the result of consulting fees received by LMT, a company beneficially owned by Mr. Tenney and his spouse. The remaining directors are considered to be independent directors since they are all independent of management and free from any material relationship with the Company. The basis for this determination is that, since the beginning of the fiscal year ended December 31, 2010, none of the independent directors have worked for us, received remuneration from the company outside of immaterial and customary director fees and grants, or had material contracts with or material interests in our company which could interfere with their ability to act with a view to the best interests of the Company.

The Board believes that it functions independently of management. To enhance its ability to act independent of management, the Board may meet in the absence of members of management and the non-independent directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

DESCRIPTION OF OUR SECURITIES

Our articles permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares.

Common shares do not carry pre-emptive rights or rights of conversion into any other securities. All outstanding common shares are fully paid and non-assessable. There are no limitations on the rights of non-resident owners of common shares to hold or vote their shares.

The holders of the common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of Stellar and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of Stellar. The holders of the common shares, subject to the prior rights, if any, of any other class of shares of Stellar, are entitled to receive such dividends in any financial year as the Board of Directors may by resolution determine. In the event of the liquidation, dissolution or winding-up of Stellar, whether voluntary or involuntary, the holders of the common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of Stellar, the remaining property and assets of Stellar.

We have never declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

Under the Business Corporations Act (Ontario), amendments to our articles will generally require approval by special resolution. A special resolution is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in person or by proxy in respect of that resolution at the annual or special meeting called for such purpose. If the amendment is of a nature affecting a particular class or series of our shares in a manner requiring a separate class or series vote, that class or series is entitled to vote on the amendment whether or not it otherwise carries the right to vote. Under the Business Corporations Act (Ontario), our directors may make, amend or repeal any by-law that regulates our business or affairs. Where our directors make, amend or repeal a by-law, they are required to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may, by an ordinary resolution, which is a resolution passed by a simple majority of the votes cast by shareholders who voted in respect of the resolution, confirm, reject or amend the by-law, amendment or repeal.

See “Memorandum and Articles of Association; By-Laws”, below.

 The transfer agent for our common shares is Equity Transfer & Trust Company, Toronto, Canada.

CANADIAN TRANSFER RESTRICTIONS

Unless permitted by Canadian laws, the common shares offered hereby may not be sold to any Canadian resident for a period of four months and one day after the date of issuance of the common shares. A legend to this effect will be placed on the common shares prior to this time.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are incorporated under the laws of the Province of Ontario, Canada, and substantially all of our assets are located in Canada. Most of our directors and officers named or incorporated by reference in this prospectus are not residents of the United States of America. As a result, it may be difficult for United States investors to effect service of process within the United States on us or our directors or officers named or incorporated by reference in this prospectus or to enforce in the United States upon judgments of courts of the United States predicated upon civil liability under United States federal securities laws against us or our directors or officers.

MEMORANDUM AND ARTICLES OF ASSOCIATION; BY-LAWS

Company Purpose

Our Articles of Amalgamation, together with any amendments thereto, which we refer to as our articles, are filed pursuant to the Business Corporations Act (Ontario). The incorporation number is 1643380. Our articles do not have a stated purpose.

Directors

Pursuant to applicable Canadian law, our directors, in exercising their powers and discharging their duties must act honestly and in good faith with a view to the best interests of Stellar. They must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Our by-laws provide that every director or officer of Stellar who is a party to a material contract or proposed material contract for Stellar or which is the director or an officer of, or has a material interest in, any person who is a part to a material contract, or a proposed material contract, with Stellar shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporations Act (Ontario).

Without limiting the borrowing powers of Stellar as set forth in the Business Corporations Act (Ontario), the board may, subject to the articles and any unanimous shareholders agreement, from time to time, on behalf of Stellar, without the authorization of the shareholders: (a) borrow money on the credit of Stellar, (b) issue, re-issue, sell or pledge debt obligations of Stellar, whether secured or unsecured; (c) subject to the Business Corporations Act (Ontario), give a guarantee on behalf of Stellar to secure performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of Stellar, owned or subsequently acquired, to secure any obligation of Stellar. Subject to the Business Corporations Act (Ontario), the articles, by-laws and any unanimous shareholders agreement, the board may, from time to time, delegate any or all of the powers hereinbefore specified, to a director, a committee of directors or one or more officers of Stellar.

Our articles and by-laws do not contain a retirement provision based on a maximum age.

Directors are not required to hold any shares. Our articles and our by-laws do not impose any other director qualification requirements.

Shareholder Meetings

Our board is required to call an annual meeting of the shareholders no later than 15 months after the holding of the last preceding annual meeting. Our board may also call a special meeting of the shareholders at any time. The only persons entitled to attend a meeting of our shareholders are our directors, our auditors and those persons entitled to vote at such meeting and any other persons who, although not entitled to vote at the meeting, are entitled to attend such meeting pursuant the provisions of the Business Corporations Act (Ontario). Under our by-laws, a quorum of shareholders shall be two persons present in person or represented by proxy holding in the aggregate not less than 15% of the outstanding shares of the Company.

Limitations

There are no limitations in our articles of incorporation or by-laws or under Canadian federal or provincial laws, on the right of non-residents of Canada or foreign owners to hold or vote our common shares, except for transactions involving or being deemed to involve an acquisition of control, which requires compliance with the Investment Canada Act.

Change In Control

Our articles and by-laws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of Stellar.

Under the Business Corporations Act (Ontario), certain extraordinary corporate actions, such as amalgamations, continuances, sales, leases or exchanges of all or substantially all of the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations or dissolutions are also required to be approved by special resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares.

Disclosure of Shareholdings

Our by-laws do not impose an ownership threshold, above which shareholder ownership must be disclosed. Any obligation to make such disclosure would be the subject of applicable securities laws.

EXCHANGE CONTROLS

There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a nonresident holder of common shares, other than withholding tax requirements.

TAXATION

Material United States Federal Income Tax Considerations

 The following summary describes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) with respect to the ownership and disposition of our common shares purchased pursuant to this prospectus. It addresses only U.S. Holders that hold our common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, assets held for investment purposes). The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular U.S. Holders in light of their particular circumstances, nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans, U.S. Holders that own stock constituting 10% or more of our voting power (whether such stock is directly, indirectly or constructively owned), regulated investment companies, common trust funds, U.S. Holders subject to the alternative minimum tax, U.S. Holders holding our common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, and persons that acquired our common shares as part of a compensation transaction. In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds our common shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

The following is based on the Code, Treasury regulations promulgated thereunder (“Treasury Regulations”), and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is (i) a citizen or individual resident of the U.S., (ii) a corporation (or an entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of its substantial decisions or (B) it has properly elected under applicable Treasury Regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) may depend on both the partner’s and the partnership’s status and the activities of such partnership. Partnerships that are beneficial owners of our common shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the ownership and disposition of our common shares.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular U.S. Holder. U.S. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

Ownership and Disposition of Our Common Shares

Distributions. Subject to the discussion below under “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules,” distributions made with respect to our common shares (including any Canadian taxes withheld from such distributions) generally will be included in the gross income of a U.S. Holder as dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we are expected to be eligible for the benefits of a comprehensive income tax treaty with the U.S., dividends paid by us to non-corporate U.S. Holders are generally expected to be eligible for the reduced rate of U.S. federal income tax available with respect to certain dividends received in taxable years beginning before January 1, 2011. A corporate U.S. Holder will not be entitled to a dividends received deduction that is otherwise generally available upon the receipt of dividends distributed by U.S. corporations.

If any dividends are paid in Canadian dollars, the amount includible in gross income will be the U.S. dollar value of such dividend, calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the payment, regardless of whether the payment is actually converted into U.S. dollars. If any Canadian dollars actually or constructively received by a U.S. Holder are later converted into U.S. dollars, such U.S. Holder may recognize gain or loss on the conversion, which will be treated as ordinary gain or loss. Such gain or loss generally will be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit purposes.

A U.S. Holder may be entitled to deduct or claim a credit for Canadian withholding taxes, subject to applicable limitations in the Code. Dividends paid on our common shares are expected to be treated as income from sources outside the U.S. and generally will be “passive category income” for U.S. foreign tax credit limitation purposes. The rules governing the foreign tax credit are complex and the availability of the credit is subject to limitations. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Distributions in excess of our current and accumulated earnings and profits, if made with respect to our common shares, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in such common shares, and thereafter as capital gain. We do not currently intend to calculate our earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect that all distributions made with respect to our common shares will be treated as dividends (as described above).

Dispositions. Subject to the discussion below under “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules,” upon the sale, exchange or other taxable disposition of our common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon the sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such common shares. Capital gain or loss recognized upon a sale, exchange or other taxable disposition of our common shares will generally be long-term capital gain or loss if the U.S. Holder’s holding period with respect to such common shares disposed of is more than one year at the time of the sale, exchange or other taxable disposition. The deductibility of capital loss is subject to limitations. For U.S. foreign tax credit purposes, any capital gain or loss generally will be treated as gain or loss from sources within the U.S.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax rules generally apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is treated as a passive foreign investment company (a “PFIC”). In general, a non-U.S. corporation will be treated as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average value of the non-U.S. corporation’s assets produce or are held for the production of passive income. For these purposes, passive income generally includes dividends, interest, certain rents and royalties, and the excess of gains over losses from certain commodities transactions, including transactions involving oil and gas. However, gains and losses from commodities transactions generally are excluded from the definition of passive income if (i) they are active business gains or losses from the sale of commodities, and (ii) substantially all of the taxpayer's commodities are (a) stock in trade or inventory of it, (b) property used in its trade or business, or (c) supplies regularly used or consumed by it in the ordinary course of its trade or business (the “active commodities business exclusion”).

Based on the nature of our anticipated income, assets and activities, we believe that we qualify for the active commodities business exclusion and that we will not be treated as a PFIC for the current taxable year. In addition, we expect that we will continue to qualify for the active commodities business exclusion and do not expect to be a PFIC in future taxable years. However, because the PFIC determination is made annually and because the principles and methodology for applying the PFIC tests, including the active commodities business exclusion, are not entirely clear, there can be no assurance that we would not be a PFIC for any year.

The following U.S. federal income tax consequences generally will apply to a U.S. Holder of our common shares if, contrary to our belief, we are treated as a PFIC:

Distributions. Distributions made by us with respect to our common shares, to the extent such distributions are treated as “excess distributions” pursuant to Section 1291 of the Code, must be allocated ratably to each day of the U.S. Holder’s holding period for such common shares. The amounts allocated to the taxable year during which the distribution is made, and to any taxable years in such U.S. Holder’s holding period which are prior to the first taxable year in which we were treated as a PFIC, are included in such U.S. Holder’s gross income as ordinary income for the taxable year of the distribution. The amount allocated to each other taxable year is taxed as ordinary income in the taxable year of the distribution at the highest tax rate in effect for the U.S. Holder in that other taxable year and is subject to an interest charge at the rate applicable to underpayments of tax. Any distribution made by us that does not constitute an excess distribution would be treated in the manner described under “Certain United States Federal Income Tax Considerations — Ownership and Disposition of Our Common Shares — Distributions,” above.

Dispositions. The entire amount of any gain realized upon the U.S. Holder’s disposition of our common shares generally will be treated as an excess distribution made in the taxable year during which such disposition occurs, with the consequences described above.

Elections. In general, the adverse U.S. federal income tax consequences of holding stock of a PFIC described above may be mitigated if a U.S. shareholder of the PFIC is able to, and timely makes, a valid qualified electing fund (“QEF”) election with respect to the PFIC or a valid mark-to-market election with respect to the stock of the PFIC.

U.S. Holders should consult their own tax advisors as to the tax consequences of owning and disposing of stock in a PFIC, including the availability of any elections that may mitigate the adverse U.S. federal income tax consequences of holding stock of a PFIC and any information reporting requirements that may apply to shareholders of a PFIC.

Information Reporting and Backup Withholding Tax

If certain information reporting requirements are not met, a U.S. Holder may be subject to backup withholding tax (currently imposed at a rate of 28%) on the distributions made with respect to our common shares or proceeds received on the disposition of our common shares. Backup withholding tax is not an additional tax. A U.S. Holder subject to the backup withholding tax rules will be allowed a credit of the amount withheld against such U.S. Holder’s U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income tax, such U.S. Holder may be entitled to a refund, provided that the requisite information is correctly furnished to the Internal Revenue Service in a timely manner. U.S. Holders should consult their own tax advisors as to the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

Material Canadian Federal Income Tax Considerations

The following is a fair and adequate summary of the principal Canadian federal income tax considerations of the purchase, ownership and disposition of the common shares offered hereunder (the “Offered Shares”) generally applicable to purchasers of Offered Shares pursuant to this offering who, at all relevant times, are residents of the U.S. for the purposes of the Canada-United States Tax Convention (1980), as amended (the “Convention”), are not resident in Canada or deemed to be resident in Canada for purposes of the Income Tax Act (Canada), as amended to the date hereof (the “Canadian Tax Act”), hold their Offered Shares as capital property, deal at arm’s length with and are not affiliated with Stellar for the purposes of the Canadian Tax Act, do not have a permanent establishment or fixed base in Canada, and do not use or hold and are not deemed to use or hold such Offered Shares in the course of carrying on or being deemed to be carrying on business in Canada (“U.S. Resident Holders”). Whether a U.S. Resident Holder holds Offered Shares as capital property for purposes of the Canadian Tax Act will depend on all of the circumstances relating to the acquisition and holding of those shares. Offered Shares will generally be considered to be capital property to a U.S. Resident Holder unless the shares are held in the course of carrying on a business or unless that holder is engaged in an adventure in the nature of trade (i.e. speculation) with respect to such shares. Special rules, which are not discussed in this summary, may apply to a U.S. Resident Holder that is an insurer carrying on business in Canada and elsewhere.

This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (the “Proposals”), the provisions of the Convention as in effect on the date hereof, and an understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency in force as of the date hereof. Other than the Proposals, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada which may differ significantly from those discussed herein. The summary assumes that the Proposals will be enacted substantially as proposed, but there can be no assurance that the Proposals will be enacted as proposed or at all.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident Holder, and no representation with respect to the tax consequences to any particular U.S. Resident Holder is made. The tax liability of a U.S. Resident Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Resident Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dividends

Dividends paid or credited or deemed under the Canadian Tax Act to be paid or credited to a U.S. Resident Holder on the Offered Shares will generally be subject to Canadian withholding tax equal to 25% of the gross amount of such dividends. Under the Convention and subject to the provisions thereof, the rate of Canadian withholding tax which would apply to dividends paid on the Offered Shares to a U.S. Resident Holder that beneficially owns such dividends is generally 15%, unless the beneficial owner is a company which owns at least 10% of the voting shares of Stellar at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

A U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized by the holder on a disposition or deemed disposition of Offered Shares, provided that the shares do not constitute “taxable Canadian property” of the U.S. Resident Holder for purposes of the Canadian Tax Act. In addition, under the Convention a U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized by the holder on a disposition or deemed disposition of Offered Shares, provided the value of the shares is, in general terms, not derived principally from real property situated in Canada, as defined in the Convention. Offered Shares will generally not constitute taxable Canadian property of a U.S. Resident Holder provided that such shares are listed on a designated stock exchange (which currently includes the TSX and the Amex) at the time of the disposition unless (i) at any time during the 60-month period immediately preceding the disposition, the U.S. Resident Holder, persons with whom the U.S. Resident Holder did not deal at arm’s length, or the U.S. Resident Holder together with all such persons owned 25% or more of the issued shares of any class of the capital stock of Stellar, and more than 50% of the fair market value of such shares was derived directly or indirectly from Canadian real estate, Canadian resources properties or other taxable Canadian property; or (ii) the Offered Shares were acquired in certain types of tax-deferred exchanges under the Canadian Tax Act in consideration for property that was itself taxable Canadian property. U.S. Resident Holders to whom Offered Shares constitute taxable Canadian property should consult with their own tax advisors as to the Canadian income tax consequences of a disposition of the Offered Shares.

LEGAL MATTERS

The validity of the securities offered under this prospectus will be passed upon for us by Fogler, Rubinoff LLP, Toronto, Ontario, Canada. Certain U.S. legal matters in connection with the securities offered hereby will be passed upon for Stellar by Herrick, Feinstein LLP, New York, New York.

EXPERTS

The financial statements for the years ended December 31, 2010 and 2009 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 have been so incorporated in reliance on the report of McGovern, Hurley, Cunningham, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE CAN YOU FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Copies of such periodic reports, proxy statements and other information are available for inspection without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of these filings may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

The SEC allows us to incorporate by reference the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. Our SEC File Number is 0-31198. The information incorporated by reference is considered to be part of this prospectus. The documents we are incorporating by reference are as follows:

●	our Annual Report on Form 10-K for the year ended December 31, 2010;

●	our Current Report on Form 8-K, dated and filed with the SEC on January 18, 2011; and

●	the description of our common shares contained in our registration statement on Form 10-SB, including any amendments or reports filed for the purpose of updating that description.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents which we incorporate by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference to such documents). Requests should be directed to: Stellar Pharmaceuticals Inc., 544 Egerton Street, London, Ontario  N5W; (519) 434-1540. Our website address where the foregoing documents may be accessed is http://www.stellarpharma.com.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following are the expenses estimated to be incurred by the Company in connection with registering 2,525,000 common shares that may be sold by the selling shareholders under the prospectus that forms a part of this registration statement.

SEC Registration Fee	$502.85
Legal Fees and Expenses	25,000.00
Accountants’ Fees and Expenses	15,000.00
Miscellaneous Costs	4,497.15
Total	$45,000.00

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 136 of the Business Corporations Act (Ontario) (the “OBCA”), provides:

(1)  A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

(2)  A corporation may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1), but the individual shall repay the money if the individual does not fulfill the conditions set out in subsection (3).

(3)  A corporation shall not indemnify an individual under subsection (1) unless the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation's request.

(4) In addition to the conditions set out in subsection (3), if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the corporation shall not indemnify an individual under subsection (1) unless the individual had reasonable grounds for believing that the individual's conduct was lawful.

(4.1)  A corporation may, with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to obtain a judgment in its favour, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

(4.2)  Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking an indemnity, (a) was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and (b) fulfils the conditions set out in subsections (3) and (4).

(4.3)  A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual, (a) in the individual's capacity as a director or officer of the corporation; or (b) in the individual's capacity as a director or officer, or a similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

(5)  A corporation or a person referred to in subsection (1) may apply to the court for an order approving an indemnity under this section and the court may so order and make any further order it thinks fit.

(6)  Upon an application under subsection (5), the court may order notice to be given to any interested person and such person is entitled to appear and be heard in person or by counsel.

In accordance with the OBCA, the By-laws of the Company provide that:

Subject to the provisions of the OBCA, the Company shall indemnify a director or officer of the Company, a former director or officer of the Company, or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Company or body corporate if: (a) he acted honestly and in good faith with a view to the best interests of the Company; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Company provides insurance for the benefit of the directors and officers of the Company against liability incurred by them in these capacities. The current annual policy limit is $2,000,000. Protection is provided to directors and officers for certain wrongful acts or omissions done or committed during the course of their duties as such. Under the policy, the Company is reimbursed for payments which it is required or permitted to make to its directors and officers to indemnify them. The current annual premium is $18,360. No claims have been made under the policy.

We have been advised that, in the opinion of the SEC, any indemnification for liabilities arising under the Securities Act of 1933 is against public policy, as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On October 11, 2010, the Company announced that it completed a non-brokered private placement consisting of 1,000,000 units at a price of $1.00 per unit for gross proceeds of $1,000,000. Each unit consists of one common share and one-half of a series 1 warrant, one-half of a series 2 warrant and one-half of a series 3 warrant. Each whole series 1 warrant entitles the holder to acquire one common share during a period of 18 months from the closing date of October 8, 2010 at an exercise price of $1.50, subject to adjustment as set forth in the series 1 warrant. Each whole series 2 warrant entitles the holder to acquire one common share during a period of 18 months from the closing date at an exercise price of $2.00, subject to adjustment as set forth in the series 2 warrant. Each whole series 3 warrant entitles the holder to acquire one common share during a period of 18 months from the closing date at an exercise price of $2.50, subject to adjustment as set forth in the Series 3 Warrant. The warrants are subject to anti-dilution provisions. In establishing the pricing for the units, the market price of the Company’s common shares in effect at the time of the private placement negotiations was considered.

In the event that the Company at any time prior to the expiry of the warrants issue any of its common shares or securities convertible into common shares to a person other than the holders of the warrants (except (i) pursuant to options, warrants, or other obligations to issue shares outstanding on the closing date as disclosed in the Company’s SEC filings; (ii) pursuant to options that may be issued under any management incentive stock option and/or any qualified stock option plan the Company adopted, or (iii) pursuant to an acquisition by the Company, whether structured as an asset purchase, stock purchase or merger) for a consideration per share less than the applicable exercise price in effect at the time of such issuance, then the exercise price will be reset, pro rata to reflect such lower issue price, at the time of issuance of such securities.

The proceeds from the private placement will be used for general working capital. The Company issued an additional 12,500 common shares to the selling shareholders as of March 31, 2011 and an additional 12,500 common shares to the selling shareholders as of April 29, 2011, in both cases due to the failure of the Company to cause the common shares purchased by the investors in the aforementioned private placement to be registered for resale by February 5, 2011.

The above described securities were not registered under the Securities Act because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act pursuant to Section 4(2) and Regulation D promulgated thereunder.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
3.1(a)	Articles of Incorporation (incorporated by reference from an exhibit to the Company’s Annual Report on Form 10- KSB for the fiscal year ended December 31, 2004)
3.1(b)	First Articles of Amendment (incorporated by reference from an exhibit to the Company’s Annual Report on Form 10- KSB for the fiscal year ended December 31, 2004)
3.1(c)	Second Articles of Amendment (incorporated by reference from an exhibit to the Company’s Annual Report on Form 10- KSB for the fiscal year ended December 31, 2004)
3.2	By-Laws of the Company (incorporated by reference from an exhibit to the Company’s Annual Report on Form 10- KSB for the fiscal year ended December 31, 2004)
4.1	Specimen Form of Common Share Certificate (1)
4.2	Form of Series 1 Warrant (1)
4.3	Form of Series 2 Warrant (1)
4.4	Form of Series 3 Warrant (1)

5.1	Opinion of Fogler, Rubinoff LLP regarding validity of common shares
10.1	United States Patent No. 6,083,933 (incorporated by reference from an exhibit to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004)
10.2	Canadian Patent No. 2,269,260 (incorporated by reference from an exhibit to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004)
10.3
Consulting agreement dated February 21, 2001 between the Company and LMT Financial Inc. (incorporated by reference from an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form 10-SB dated February 4, 2002)

10.4
Amended Agreement dated January 1, 2004 between the Company and LMT Financial Inc. (incorporated by reference from an exhibit to Amendment No. 2 to the Company’s Registration Statement on Form 10-SB dated January 13, 2006)

10.5
Amending Consulting Agreement dated December 10, 2004 between the Company & LMT Financial Inc. (incorporated by reference from an exhibit to Amendment No. 2 to the Company’s Registration Statement on Form 10-SB dated January 13, 2006)

10.6	Option Plan (incorporated by reference from an exhibit to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004)
10.7	Amendment to Option Plan – 2001 (incorporated by reference from an exhibit to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004)
10.8	Amendment to Option Plan – 2004 (incorporated by reference from an exhibit to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004)
10.9	Amendment to Option Plan – 2005 (incorporated by reference from an exhibit to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004)
10.10
Uracyst Licence and Supply Agreements dated December 13, 2006 the Company and Watson Pharma, Inc. (incorporated by reference from exhibits 10.1 and 10.2 to the Company’s Form 8-K filed with the Commission on December 22, 2006)

10.11	Employment Agreement Janice Clarke (incorporated by reference from an exhibit to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010)
10.12	Retirement Agreement Peter Riehl (incorporated by reference from an exhibit to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010)
10.13	Consulting Agreement between the Company and LMT (incorporated by reference from an exhibit to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010)
10.14	Chinese Patent No. 1758920 B (incorporated by reference from an exhibit to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010)
10.15	Australian Patent No. 10/367,970 B2 (incorporated by reference from an exhibit to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010)
10.16	United States Patent No. 7,772,210 B2 (incorporated by reference from an exhibit to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010)
23.1	Consent of McGovern, Hurley, Cunningham LLP, Independent Registered Public Accounting Firm
23.2	Consent of Fogler, Rubinoff LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page of this Registration Statement) (1)
99.1	Form of Subscription Agreement for Units (1)
________________
(1) Previously filed.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (a)            To include any prospectus required by Section 10(a)(3) of the Securities Act;

            (b)            To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in “Calculation of Registration Fee” table in the effective registration statement;

            (c)            To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5) That for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by The Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, Province of Ontario, on the  3rd day of May, 2011 .

STELLAR PHARMACEUTICALS INC.

By:	/s/ Arnold Tenney
Name: Arnold Tenney
Title: Chairman of the Board and Interim CEO

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ A rnold Tenney	Chairman of the Board and Interim CEO	May 3, 2011
Arnold Tenney	( Interim Principal Executive Officer)

/s/ Janice M. Clarke	Chief Financial Officer and VP of Administration	May 3, 2011
Janice M. Clarke	(Principal Financial and Accounting Officer)

*	Director	May 3, 2011
John Kime

*	Director	May 3, 2011
John Gregory

*	Director	May 3, 2011
F. Martin Thrasher

*	Director	May 3, 2011
Steven Goldman

*           Janice M. Clarke, pursuant to Powers of Attorney (executed by each of the officers and directors listed above and indicated as signing above, and filed with the Securities and Exchange Commission), by signing his name hereto does hereby sign and execute this Amendment to the Registration Statement on behalf of each of the persons referenced above.

May 3, 2011	By:	/s/ Janice M. Clarke
Janice M. Clarke

AUTHORIZED REPRESENTATIVE

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Stellar Pharmaceuticals Inc., has signed this registration statement in the City of New York, State of New York on May 2, 2011.

By:	/s/ Daniel A. Etna
Name: Daniel A. Etna
Title: Authorized U.S. Representative